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08026531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Development Corporation for Israel

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 11th Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Neil Lieberman (212) 446-5847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Neil Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Development Corporation for Israel, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOBY GREENBERG
Notary Public, State of New York
No. 24-4930821
Qualified in Kings County
Commission Expires April 29, 2011

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2007

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Development Corporation for Israel

We have audited the accompanying statement of financial condition of Development Corporation for Israel as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Development Corporation for Israel as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 25, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Development Corporation for Israel

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$12,612,795
Securities owned	150,174
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $4,630,046	1,826,304
Deferred income taxes	58,000
Other assets	772,777
	$15,420,050

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses payable	$ 3,559,078
Other liabilities	1,189,253
	4,748,331
Commitments (Note E)	
Subordinated notes payable	5,100,000
Stockholder's equity	5,571,719
	$15,420,050

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds pursuant to various underwriting agreements, which provide for a selling concession and management fee to be earned on all bonds sold.

The Company is wholly owned by American Society for Resettlement and Rehabilitation in Israel, Inc. (the "Parent"), a corporation organized under the laws of the State of New York. There were no transactions during the reporting period between the Company and its Parent.

1. *Foreign Currency*

   Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions.

2. *Furniture, Equipment and Leasehold Improvements*

   Depreciation and amortization are provided for using the straight-line method of depreciation/amortization for all capitalized assets in amounts sufficient to relate the cost of capitalized assets to operations over their estimated service lives.

3. *Securities Transactions*

   Transactions in securities owned are recorded on a trade-date basis.

4. *Securities Owned*

   Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price on the last business day of the period.

5. *Other Liabilities*

   Other liabilities primarily include the unamortized balance of a deferred alteration allowance on the New York leased premises paid for by the landlord and deferred rent on the New York and Chicago leased premises resulting from the provision of free rent, pursuant to the lease agreement, which is being amortized over the remaining life of the lease obligations.

NOTE A (continued)

6. *Cash and Cash Equivalents*

Included in cash and cash equivalents are investments in money market funds which are readily convertible to cash.

7. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. *Recent Accounting Pronouncements*

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Company's financial statement disclosures.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. On February 1, 2008, the FASB decided to defer the effective date of FIN 48, for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. Management is currently evaluating the impact the adoption of FIN 48 will have on the Company's financial statement disclosures.

NOTE B - SECURITIES OWNED

At December 31, 2007, securities owned consisted of the following:

Stock investments (cost $14,437)	$149,237
Corporate securities (cost $8,991)	937
	$150,174

NOTE C - SUBORDINATED NOTES PAYABLE

Notes in the amount of $5,100,000 are subordinated to the claims of general creditors under two separate subordinated loan agreements for equity capital with the State of Israel, the first in the amount of $4,100,000 and a second in the amount of $1,000,000. Pursuant to an amendment effective December 31, 2006, the $4,100,000 note matures on December 31, 2009. The $1,000,000 note, effective December 4, 2006, also matures on December 31, 2009. Interest on both notes is calculated at the six-month average negotiable certificate of deposit rate, plus 25 basis points.

Pursuant to an agreement approved by the National Association of Securities Dealers, Inc., both subordinated borrowings are included in the computation of net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest on the subordinated notes payable is determined based on a floating market rate and, accordingly, their carrying value approximates fair value.

NOTE D - LITIGATION

In the ordinary course of business the Company is subject to litigation. Various lawsuits, claims and proceedings of a nature normal to its business are pending against the Company. Such matters relate to labor grievances and arbitration under a collective bargaining agreement between the union and the Company. The Company, after consultation with legal counsel, believes that any such allegations are without merit and that the outcome of these lawsuits will not have a material adverse effect on its earnings, cash flow or financial position.

NOTE E - COMMITMENTS

The Company leases sales and administrative offices under long-term lease agreements which include scheduled increases in minimum rents. We recognize these scheduled rent increases on a straight-line basis over the initial lease term. The remaining terms of these leases range from one to eight years.

Minimum rental payments under noncancelable leases are approximately:

Year	Amount
2008	$ 2,048,636
2009	1,808,034
2010	1,681,796
2011	1,554,657
2012	1,384,424
2013 and thereafter	3,072,535
	$11,550,082

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2007:

	Useful life (in years)	
Computer equipment and software	3	$ 4,434,508
Furniture and fixtures	5	419,371
Leasehold improvements	12	1,602,471
		6,456,350
Less accumulated depreciation and amortization		(4,630,046)
		$ 1,826,304

NOTE F (continued)

An allowance for alteration of the New York office leased premises amounting to $1,000,000, paid for by the landlord pursuant to the lease agreement, has been capitalized and included on the statement of financial condition in "Leasehold improvements." Such leasehold improvements are being amortized over the life of the lease. At December 31, 2007, a corresponding deferred liability in the amount of $620,690, net of amortization, is included on the statement of financial condition in "Other liabilities."

NOTE G - RELATED PARTIES

Pursuant to various underwriting agreements, the State of Israel pays the Company for its underwriting activities on their behalf.

Pursuant to an agreement between the State of Israel and the Company, the State of Israel provided the Company with funding of $122,628 for certain of its capital expenditures. At December 31, 2007, $292,863 was reflected as a receivable and included on the statement of financial condition in "Other assets."

NOTE H - EMPLOYER RETIREMENT PLANS

Deferred Benefit Pension Plans

On July 31, 2006, the Company froze the accrued benefits of two of its three defined benefit pension plans. On August 31, 2006, the Company froze the accrued benefits of its remaining defined benefit pension plan. In December 2006, the Company terminated all three defined benefit pension plans. The accrued benefits of each participant became nonforfeitable and the net assets of the plans were allocated as prescribed by the terms and provisions of the plans in accordance with ERISA and its related regulations. Insurance contracts were purchased for all participants who elected to defer receipt of their pension benefits. At December 31, 2006, the Company no longer has any pension obligations to its employees.

The Company maintained noncontributory defined benefit pension plans covering substantially all of its employees. In May 1997, the Company amended its defined benefit pension plans and 401(k) Savings Plan, separating the defined benefit pension plans into two components. Certain employees had the choice to either continue to receive benefits under the provisions of the existing plans (the "Old Plan component") or to begin to receive benefits under the provisions of the Cash Balance Plan (the "Cash Balance component").

NOTE H (continued)

The Old Plan component provided defined benefits based on years of service and final average compensation. The Cash Balance component provided for defined benefits based on each individual employee's accumulated cash balance which is credited annually in an amount equal to 4% of eligible compensation, plus an earned interest credit at a rate established at the beginning of each plan year based on the average 30-year Treasury Bond yield during the month of November of the previous calendar year. The Company's funding policy has been to make annual contributions of at least the minimum contribution requirement described under Section 412 of the Internal Revenue Code. The Company uses a December 31 measurement date for all its plans.

401(k) Savings Plan

All eligible employees are entitled to contribute, on a pretax basis, from 1% to 30% of their annual eligible compensation, up to the Internal Revenue Service limit of $15,500 for the year ended December 31, 2007, to the 401(k) Savings Plan (the "Plan"). Participants that are at least 50 years old may elect to contribute, on a pretax basis, an additional percentage of their annual eligible compensation up to the Internal Revenue Service limit of $5,000 for the year ended December 31, 2007. The Company matches the contributions of those employees who are participating in the Old Plan and the Cash Balance components. Prior to August 1, 2006, for participants in the Old Plan with the exception of Executive Directors, and prior to September 1, 2006, for Executive Directors in the Old Plan, the Company has agreed to match 1% of annual eligible compensation for employees that have elected to contribute at least 1% of their annual eligible compensation to the Plan. For participants in the Cash Balance component and after July 31, 2006 for participants previously in the Old Plan with the exception of Executive Directors, and after August 31, 2006 or Executive Directors, the Company has agreed to match dollar for dollar up to 3% of annual eligible compensation of employees that have elected to contribute at least 1% of their annual eligible compensation to the Plan. After July 31, 2006, for all participants with the exception of Executive Directors, and after August 31, 2006, for Executive Directors, the Company has agreed to make a non-elective contribution equal to 4% of annual eligible compensation.

NOTE I - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate

NOTE I (continued)

debit balances arising from customer transactions. At December 31, 2007, the Company had net capital of $7,749,177, which exceeded net capital requirements of $250,000 by $7,499,177.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. Accordingly, the Company is subject to the computation for reserve requirements for broker-dealers under Rule 15c3-3. At December 31, 2007, the Company did not have any credits or debits under the reserve requirement computation. The Company established a reserve bank account under Rule 15c3-3 in which a $1,000 balance is maintained.

NOTE J - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that risk from concentration of cash balances with such financial institutions is not significant.

NOTE K - INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items which comprise deferred income taxes as of December 31, 2007 are as follows:

Deferred tax assets (liabilities)	
Accrued expenses	$ 196,000
Depreciation	26,000
Other	(164,000)
Deferred income taxes receivable	$ 58,000

NOTE K (continued)

The following represents the changes in deferred taxes for the year ended December 31, 2007:

Deferred income taxes payable, beginning of year	$(18,000)
Benefit for deferred income taxes	76,000
Deferred income taxes receivable, end of year	$ 58,000

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

END